

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

Perry Lu
Chief Financial Officer
Glory Star New Media Group Holdings Limited
22F, Block B, Xinhua Technology Building
No. 8 Tuofangying South Road
Jiuxianqiao, Chaoyang District, Beijing, China

> **Re: Glory Star New Media Group Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed June 1, 2021**
> **File No. 333-256688**

Dear Mr. Lu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Wray at 202-551-3483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John Yung